SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Sirius Satellite Radio Inc
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

125127100
(CUSIP Number)

June 8, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 3,485,375 shares, which constitutes approximately 6.5% of the 53,941,744 shares deemed outstanding pursuant to Rule 13d-3(d)(1).  Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 53,843,369 shares outstanding.

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CUSIP No. 125127100

1.     Name of Reporting Person:

         Prime 66 Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                   5.     Sole Voting Power: 3,387,000
Number of
Shares
Beneficially       6.     Shared Voting Power: -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: 3,387,000
Person
With
                   8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,485,375 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           / /

11.     Percent of Class Represented by Amount in Row (9): 6.5% (2)

12.     Type of Reporting Person: PN
-------------
(1)     Includes 98,375 shares obtainable on conversion of the Issuer's 8-3/4% Convertible Subordinated Notes due 2009.
(2)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 53,941,744.

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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated August 25, 2000 (the "Schedule 13G"), relating to the Common Stock (the "Stock"), of Sirius Satellite Radio Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Person

The Reporting Person is the beneficial owner of 3,387,000 shares of the Stock, which constitutes approximately 6.3% of the 53,941,744 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).  Also, pursuant to Rule 13d-3(d)(1)(i), the Reporting Person may be deemed to be the beneficial owner of an additional 98,375 shares of the Stock obtainable on conversion of $2,800,000 principal amount of the Issuer's 8-3/4% Convertible Subordinated Notes due 2009 (the "Bonds") held by the Reporting Person, which constitutes 0.2% of the 53,941,744 shares of the Stock deemed to be outstanding thereunder.

Controlling Persons

Each of (1) Genpar, as one of two general partners of the Reporting Person and (2) Carmel, as the sole general partner of Genpar, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,485,375 shares of the Stock, which constitutes approximately 6.5% of the 53,941,744 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

In his capacity as the sole shareholder of Carmel, Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,485,375 shares of the Stock, which constitutes approximately 6.5% of the 53,941,744 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

In its capacity as one of two general partners of the Reporting Person, P-66 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,485,375 shares of the Stock, which constitutes approximately 6.5% of the 53,941,744 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

In its capacity as the sole shareholder of P-66, Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,485,375 shares of the Stock, which constitutes approximately 6.5% of the 53,941,744 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

In his capacity as a Trustee of Trust, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,485,375 shares of the Stock, which constitutes approximately 6.5% of the 53,941,744 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

Acting through its two general partners, Genpar and P-66, the Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,387,000 shares of the Stock.

Controlling Persons

Acting through its general partner, Carmel, and in its capacity as one of two general partners of the Reporting Person, Genpar has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,387,000 shares of the Stock.

Acting through its sole shareholder, Hallman, and in its capacity as the general partner of Genpar, Carmel has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,387,000 shares of the Stock.

In his capacity as the sole shareholder of Carmel, Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,387,000 shares of the Stock.

In its capacity as one of two general partners of the Reporting Person, P-66 has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,387,000 shares of the Stock.

In its capacity as the sole shareholder of P-66, Trust has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,387,000 shares of the Stock.

In his capacity as a Trustee of Trust, SRB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,387,000 shares of the Stock.

Item 10.     Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:      June 8, 2001

PRIME 66 PARTNERS, L.P.

By:     P-66, INC.
general partner

By: /s/ W.R. Cotham
   W.R. Cotham, Vice-President

By:     P-66 GENPAR, L.P.,
general partner

By:     Carmel Land & Cattle Co.,
general partner

By: /s/ W.R. Cotham
   W.R. Cotham, Vice-President